Exhibit 1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
(incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
COMPLETION OF OFF-MARKET SHARE REPURCHASE
AND
RESIGNATION OF DIRECTOR
Reference is made to the announcement (the “Announcement”) by the Company dated 28 September 2009 and the circular (the “Circular”) of the Company dated 9 October 2009 in relation to the Share Repurchase. Unless the context requires otherwise, terms used in this announcement shall have the same meanings as defined in the Announcement and the Circular.
Completion of Off-market Share Repurchase
The Board is pleased to announce that on 5 November 2009, the Company completed the purchase of 899,745,075 Shares owned by SKT by means of an off-market share repurchase on the terms and conditions of the Share Repurchase Agreement. The Repurchase Shares will be cancelled as soon as possible after completion of the Share Repurchase and SKT will cease to hold any Shares. The percentage shareholding interest of all other Shareholders in the issued share capital of the Company will be proportionately increased following the cancellation of the Repurchase Shares and the resulting reduction in the number of issued Shares.
Resignation of Director
The Board further announces that Mr. Jung Man Won (“Mr. Jung”) has resigned as a Non-executive Director of the Company with effect from 5 November 2009. Mr. Jung, who is the President and Chief Executive Officer of SKT, resigned from the Board as SKT will cease to hold any Shares upon the cancellation of the Repurchase Shares.
Mr. Jung has confirmed that he has no disagreement with the Board and there are no matters which need to be brought to the attention of the Shareholders in relation to his resignation. The Board would like to express its appreciation to Mr. Jung for his contributions to the Company during his period of service.
As at the date of this announcement, the Board comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Zuo Xunsheng and Tong Jilu
Non-executive Director:	Cesareo Alierta Izuel
Independent Non-executive Directors:	Wu Jinglian, Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton and Timpson Chung Shui Ming

By Order of the Board
CHINA UNICOM (HONG KONG) LIMITED
CHU KA YEE
Company Secretary
Hong Kong, 5 November 2009
The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.